UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously reported, on May 23, 2019, Can-Fite BioPharma Ltd. (the “Company”) received a letter on behalf of Capital Point Ltd. (“Capital Point”), stating that Capital Point acquired shares of the Company representing more than 5% of the outstanding share capital of the Company and requesting that the Company convene a shareholders’ meeting in order to replace the members of the board of directors of the Company.

On June 11, 2019, the Company responded to the letter informing Capital Point that, among other things, under the Articles of Association of the Company and the Companies Law, 5759-1999 the appointment of members of the board of directors may only be made at the annual meeting of shareholders. Accordingly, the Company does not intend to convene a shareholders’ meeting as requested by Capital Point.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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